Exhibit 99.1

For Immediate Release

Novadaq Announces The Sale of US$50.3 Million of Common Shares

Toronto, Ontario — May 1, 2013 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ,), a developer of clinically-relevant fluorescence imaging solutions for use in surgical and outpatient wound care procedures, announced today the sale of US$50.3 million of common shares, at a price to the public of $12.90 per common share, pursuant to an underwriting agreement with Canaccord Genuity Inc. The offering is being conducted in the United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and in Canada pursuant to a final short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada, other than the Province of Quebec.

The Company intends to use the net proceeds from the offering for general corporate purposes, including working capital, sales force expansion, continued clinical development, continued strengthening of the Company’s intellectual property through research and development, capital expenditures, the procurement of raw material supply and for future research and development of new product hardware and new imaging molecules such as those required for nerve imaging. The Company may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies or assets. The Company currently has no present understandings, commitments or agreements to enter into any acquisitions or make any investments. Closing of the offering is expected to occur on or about May 7, 2013, subject to customary closing conditions. In addition, the Company has granted the underwriter a 30-day option to purchase up to an additional 15% of the number of common shares sold in the offering to cover over-allotments, if any.

Canaccord Genuity Inc. is acting as sole book-running manager for the offering.

The offering will be made only by means of a prospectus supplement and the accompanying final short form base shelf prospectus. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the prospectus supplement, when available, and the accompanying final short form base shelf prospectus may be obtained by sending a request to the offices of Canaccord Genuity Inc., Attn: Syndicate Department, 99 High Street, 12th Floor, Boston, MA 02110, phone: 1-800-225-6201. Alternatively, you may get these documents for free by visiting www.sedar.com or www.sec.gov.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically-relevant, innovative fluorescence imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is Novadaq’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 70 peer-reviewed publications demonstrate that the use of SPY imaging during complex surgery, leads to fewer post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. Our unique business model of partnering with market-leading companies to drive adoption of our fluorescence imaging technology, while building our own commercial infrastructure, is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor and Media Relations

Company:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218